# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MGM RESORTS INTERNATIONAL, CIK 0000789570
CUSIP: 552953101
Title of class of securities: COMMON STOCK, PAR VALUE $0.01 PER SHARE
Address of issuer's principal executive offices: 3600 LAS VEGAS BLVD S, LAS VEGAS, Nevada (NV), 89109
Date of event which requires filing of this statement: 06/01/2026
Amends the filing with accession number 0001104659-20-092462
Filed by CIK 0001800227
Persons authorized to receive notices and communications: Kendall Handler, IAC Inc., 555 West 18th Street, New York, New York (NY), 10011, (212) 314-7300

## Reporting persons
- IAC INC. (CIK 0001800227): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 66,822,350; shared voting power 0; sole dispositive power 66,822,350; shared dispositive power 0; aggregate amount beneficially owned 66,822,350 (26.1% of the class)
  Comment: (1) Percentage in Row 13 calculated on the basis of 255,851,235 shares of common stock, par value $0.01, of the Issuer ("Common Stock") issued and outstanding as of April 27, 2026 (based upon information contained in the Issuer's Annual Report on Form 10-Q for the quarterly period ended March 31, 2026, which was filed with the U.S. Securities and Exchange Commission (the "SEC") on April 29, 2026). Rows 7, 9 and 11 reflect shares of Common Stock beneficially owned by IAC Inc. ("IAC"). See Item 5.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.01 PER SHARE
Name of issuer: MGM RESORTS INTERNATIONAL
Address of issuer's principal executive offices: 3600 LAS VEGAS BLVD S, LAS VEGAS, Nevada (NV), 89109
Comment: This statement constitutes Amendment No. 8 ("Amendment No. 8") to the Schedule 13D relating to the shares of common stock, $0.01 par value (the "Shares"), of MGM Resorts International (the "Issuer"), and hereby amends the Schedule 13D filed with the SEC on August 10, 2020 (as amended by Amendment No. 1, filed with the SEC on August 20, 2020, Amendment No. 2, filed with the SEC on January 11, 2021, Amendment No. 3, filed with the SEC on February 16, 2022, Amendment No. 4, filed with the SEC on August 11, 2022, Amendment No. 5, filed with the SEC on December 9, 2025, Amendment No. 6, filed with the SEC on March 25, 2026 and Amendment No. 7, filed with the SEC on April 3, 2026, together, the "Schedule 13D"). Except as set forth herein, the Schedule 13D as previously filed remains applicable. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On June 1, 2026, IAC submitted to the board of directors of the Issuer (the "Board") a letter setting forth a non-binding proposal to acquire all of the outstanding shares of Common Stock of the Issuer that are not owned by IAC for cash consideration of $48.30 per share of Common Stock (the "Proposal"). A copy of the Proposal is filed as Exhibit 99.1 to this Amendment No. 8, and the information set forth in the Proposal is incorporated by reference herein.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock from the New York Stock Exchange and other material changes in the Issuer's business or corporate structure.

The Reporting Persons and their representatives expect to discuss the Proposal and related matters with the Issuer, the Board (or any applicable committees thereof) and their respective representatives, as well as potential financing sources, shareholders of the Issuer and of IAC and other interested parties. The Reporting Persons do not intend to provide additional disclosures regarding the Proposal unless a definitive agreement has been reached unless disclosure is otherwise required under applicable U.S. securities laws.

No assurances can be given that a definitive agreement will be reached or that the transactions contemplated by the Proposal, or any transactions of a similar type, will be consummated. The Reporting Persons reserve the right to modify or withdraw the Proposal at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) is hereby amended by replacing the first paragraph with the following: As of close of business on the date of Amendment No. 8, Reporting Person has beneficial ownership of approximately 66,822,350 Shares constituting approximately 26.1% of the Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and supplemented by adding the following paragraph at the end of Item 5(c): There have been no transactions by the Reporting Person in the Shares during the past 60 days prior to Amendment No. 8.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 4 of this Amendment No. 8 is incorporated by reference into this Item.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Letter, dated June 1, 2026, from IAC to the Issuer

## Signatures
- IAC INC.: /s/ Kendall Handler, Kendall Handler Executive Vice President & Chief Legal Officer (06/01/2026)